Lehman & Eilen LLP
20283 State Road 7, Suite 300
Boca Raton, Florida 33498
Telephone: (561) 237-0804
Facsimile: (561) 237-0803

June 16, 2008

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:	Jeffrey Riedler
Assistant Director

Re:	Duska Therapeutics, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed March 20, 2008
File No. 333-148311

Dear Mr. Riedler:

Thank you for your April 3, 2008 letter regarding Duska Therapeutics, Inc. (“Duska”). Enclosed is Amendment No. 2 to Duska’s Registration Statement on Form S-1, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Duska’s Registration Statement, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Plan of Distribution, page 64

1. We note your response to comments 18 and 19; however we disagree with your analysis. Due to a large number of shares you are registering in relation to the number of shares outstanding held by non-affiliates, unless the number of shares you are registering is reduced, we consider the offering to be a primary offering. Accordingly, the offering should be priced and the selling shareholders identified as underwriters.

United States Securities and
Exchange Commission
June 16, 2008

Response:  We have reduced the number of shares being registered to 706,922 shares, which represents approximately 30% of the number of shares of the Company currently outstanding that are held by non-affiliates. Accordingly, we do not consider the offering to be a primary offering.

2. In the event you reduce the number of shares covered by the registration statement for purposes of applying the staff’s Rule 415 and eligibility analysis, we will treat as a different transaction any registration statement that registers securities for sale by a selling shareholder after the later of:

•	60 days after the time that the selling shareholder and its affiliates have resold substantially all of the securities registered for sale under a prior restatement; or

•	Six months after the effective date of a prior registration statement for the same selling shareholder or affiliates.

Response: We acknowledge and will advise the selling shareholders that they cannot file another registration statement that registers securities of the Company until the later to occur of 60 days after the time the selling shareholder and their affiliates have resold substantially all of the securities registered for sale under a prior restatement or six months after the effective date of the registration statement for the same selling shareholder or affiliates.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223.
Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg
Enclosure